Exhibit 4.2

WAIVER AND FORBEARANCE AGREEMENT

THIS WAIVER AND FORBEARANCE AGREEMENT is made on May 24, 2010 (this “Agreement”), by and between Bison Capital Equity Partners II-A, L.P., a Delaware limited partnership, and Bison Capital Equity Partners II-B, L.P., a Delaware limited partnership (collectively, “Purchaser”), on the one hand, and The Center for Wound Healing, Inc., a Nevada corporation (the “Company”), on the other hand.  Any capitalized term used but not otherwise defined herein shall have the same meaning as set forth in the Securities Purchase Agreement dated as of March 31, 2008 by and between Purchaser and the Company, as amended by the First Amendment to Securities Purchase Agreement dated as of April 16, 2009 and the Second Amendment to Securities Purchase Agreement dated February 12, 2010 (as otherwise amended, the “Securities Purchase Agreement”).

WHEREAS, the Company is in Default under the Securities Purchase Agreement for violation of the covenant set forth in Section 9.3(a) of the Securities Purchase Agreement by reason of the consummation of the mergers among certain of the Credit Parties as more fully described on Exhibit A (the “Merger Default”); and

WHEREAS, the Company is in Default under the Securities Purchase Agreement for violation of the covenant set forth in Section 9.4 of the Securities Purchase Agreement by reason of the change by certain of the Credit Parties by reason of the changes by certain of the Credit Parties of their names as more fully described on Exhibit A (the “Name Change Default”);

WHEREAS, the Company is in Default under the Securities Purchase Agreement for violation of the financial covenant set forth in Section 9.18(a) of the Securities Purchase Agreement (the “EBITDA Covenant”) for the twelve-month period ending on March 31, 2010, as more fully described on Exhibit B (the “EBITDA Covenant Default”);

WHEREAS, the Company is in Default under the Securities Purchase Agreement for violation of the financial covenant set forth in Section 9.18(b) of the Securities Purchase Agreement (the “Consolidated Leverage Ratio Covenant”) for the twelve-month period ending on March 31, 2010, as more fully described on Exhibit C (the “Consolidated Leverage Ratio Covenant Default”);

WHEREAS, the parties desire to waive certain provisions of the Securities Purchase Agreement subject to the terms and conditions set forth herein; and

WHEREAS, the parties desire that Purchaser forbear from enforcing certain rights of Purchaser under the Transaction Documents subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Subject to the effectiveness of this Agreement, Purchaser hereby waives the Merger Default and the Name Change Default. The Company hereby acknowledges and agrees that the waiver given by Purchaser pursuant to the foregoing sentence (a) does not constitute a waiver of any other Default or Event of Default under the Transaction Documents, and (b) is not, and is not intended as, a waiver by Purchaser of or in respect of any breach, Default or Event of Default under the Transaction Documents occurring from and after the date hereof except as expressly provided herein. In connection with the foregoing, the Company agrees to cause the Credit Parties agree to execute and deliver such documents as Purchaser may reasonably request in connection with the mergers that are the subject of the Merger Default and the changes of name that are the subject of the Name Change Default.

2.           Subject to the effectiveness of this Agreement, Purchaser hereby waives the EBITDA Covenant Default and Consolidated Leverage Ratio Covenant Default effective as of March 31, 2010 and waives any failure of the Company to comply with the EBITDA Covenant and Consolidated Leverage Ratio Covenant for the measuring period ended June 30, 2010.  The Company hereby acknowledges and agrees that the waiver given by Purchaser pursuant to the foregoing sentence (a) does not constitute a waiver of any other Default or Event of Default under the Transaction Documents, and (b) is not, and is not intended as, a waiver by Purchaser of or in respect of any breach, Default or Event of Default under the Transaction Documents occurring from and after the date hereof except as expressly provided herein.

3.           Effective as of March 31, 2010, Purchaser agrees to forbear from accelerating the Obligations as a result of a breach of the EBITDA Covenant and Consolidated Leverage Ratio Covenant until the earliest of (a) April 1, 2011, (b) the issuance of a notice of default, event of default or breach by the Senior Lender, (c) the occurrence of a Default or Event of Default other than with respect to a breach of the EBITDA Covenant or Consolidated Leverage Ratio Covenant, (d) the issuance of a “going concern” opinion by the Company’s auditors, (e) the Consolidated Adjusted EBITDA for the trailing twelve months ending on any fiscal quarter being less than $3,500,000, and (f) the date that written notice from the Company is delivered to Purchaser stating that the Company no longer requires Purchaser to forbear from accelerating the Obligations as set forth in this Section 3) (such period of time from March 31, 2010 through the earliest of the foregoing to occur, the “Forbearance Period”).

4.           In partial consideration of Purchaser’s agreement to enter into this Agreement, the Company shall pay to Purchaser the following amounts:

(a)           on each fiscal quarter end during the Forbearance Period (including the fiscal quarter ended March 31, 2010), at the Company’s election:  (i) Purchaser shall receive $150,000 in cash or (ii) $150,000 shall be added to the outstanding principal amount under the Note; provided, however, that if the Forbearance Period terminates as a result of Section 3(e), then solely for purposes of this Section 4(a) the Forbearance Period shall be deemed to end on and include the fiscal quarter end that follows the date of delivery of written notice from the Company;

(b)           prior to the effectiveness of this Agreement, all attorneys’ fees and other Purchaser’s Expenses incurred by or on behalf of Purchaser pursuant to, in respect of or otherwise in connection with this Agreement or the Existing Default; and

(c)           Notwithstanding anything in any Transaction Document to the contrary (including, without limitation, the Second Amendment to Securities Purchase Agreement dated February 12, 2010 by and between Purchaser and the Company (the “Second Amendment”)) and irrespective of whether any default under the Note, Default or Event of Default exists, the Note shall bear interest for each day during the Forbearance Period at a rate equal to 16.5% per annum (and the Scheduled Cash Interest Rate shall be twelve percent (12%) per annum, and the Scheduled PIK Interest Rate shall be four and a half percent (4.5%) per annum).  Following the end of the Forbearance Period, the Note shall bear interest at the Scheduled Interest Rate in accordance with the Second Amendment.

The payment of all such fees and other amounts described in Sections 4(a)(i), (b) and (c) shall be made by wire transfer of immediately available funds to an account designated by Purchaser.  Such fees and other amounts shall be fully earned upon becoming due and payable in accordance with the terms hereof, shall be nonrefundable for any reason whatsoever and shall be in addition to any other fees, costs and expenses payable pursuant to the Transaction Documents.  For the avoidance of doubt, the obligations set forth in this Agreement are also part of “Obligations” as defined in the Securities Purchase Agreement.

5.           Each of the Company, its subsidiaries, affiliates, officers, directors and representatives (together, the “Releasing Parties”) fully releases and discharges forever Purchaser and its current and former agents, employees, officers, directors, owners, partners, shareholders, trustees, representatives, attorneys, subsidiaries, divisions, related corporations, assigns, successors, and affiliated organizations (hereafter referred to collectively as the “Released Parties”), and each and all of them, from any and all liabilities, claims, causes of action, charges, complaints, obligations, costs, losses, damages, injuries, attorneys’ fees, and other legal responsibilities, of any form whatsoever, whether known or unknown, unforeseen, unanticipated, unsuspected or latent, which the Releasing Parties have incurred or expect to incur, or now own or hold, or have at any time heretofore owned or held, or may at any time own, hold, or claim to hold by reason of any matter or thing arising from any cause whatsoever prior to the date of this Agreement.  This Agreement does not purport to release claims that cannot be released as a matter of law.

Each Releasing Party acknowledges and intends that the Released Parties are being released from unknown and unforeseen claims to the fullest extent permitted by law and each Releasing Party waives any defenses based thereon.  Each Releasing Party expressly waives and relinquishes all rights and benefits that the Releasing Party may have under any statute or other applicable law comparable to Section 1542 of the California Civil Code, which Section 1542 is intended to protect against an inadvertent release of unknown or unsuspected claims, and reads as follows:

“Section 1542. [General Release; extent.] A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Each Releasing Party, being aware of said Section 1542, hereby expressly waives any rights the Releasing Party may have under any statutes, other applicable law or common law principles of similar effect, with respect to the claims purported to be released hereby.

Each Releasing Party covenants and agrees never to commence, prosecute or assist in any way, or cause, permit or advise to be commenced or prosecuted, any action, proceeding, or discovery against any Released Party based on any released claim.

Each Releasing Party agrees to indemnify and hold Purchaser and the other persons and entities released by this Agreement harmless from and against any and all claims arising from or in connection with any action or proceeding brought by it or for its benefit or on its initiative contrary to the provisions of this Agreement.  This Agreement shall be deemed breached and a cause of action shall accrue immediately upon the commencement of any action or proceeding contrary to this Agreement, and in any such action or proceeding this Agreement may be pleaded as a defense by any person or entity released by this Agreement, or may be asserted by way of cross-complaint, counterclaim or cross-claim in any such action or proceeding.

6.           This Agreement shall not be effective until the date upon which Purchaser receives each of the following (in each case in form and substance satisfactory to  Purchaser):

(a)           counterparts of this Agreement, duly executed by the Company;

(b)           the Consent of Guarantors, in the form attached hereto as Exhibit D, duly executed by each of Guarantor listed on the signature pages thereto;

(c)           a consent with respect to the execution, delivery and performance of this Agreement, duly executed by Senior Lender; and

(d)           the fees and expenses described in Section 4.

7.           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears hereon, and all of which shall together constitute one and the same instrument.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

8.           Sections 14.5, 14.6, 14.7 and 14.8 of the Securities Purchase Agreement are hereby incorporated by reference and made a part of this Agreement mutatis mutandis, except that the references therein to “this Agreement” shall include this Agreement.

9.           The Company confirms and agrees that this Agreement shall constitute a Transaction Document under the Securities Purchase Agreement.  Accordingly, it shall be an Event of Default under the Securities Purchase Agreement if any representation or warranty made or deemed made by the Company under or in connection with this Agreement shall have been incorrect in any material respect when made or deemed made or if the Company fails to perform or comply with any covenant or agreement contained herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly signed as of the date first above written.

BISON CAPITAL EQUITY PARTNERS II-A, L.P.

By: BISON CAPITAL PARTNERS II, LLC, its general partner

By:	/s/ Douglas B . Trussler
Name: Douglas B. Trussler
Title: Managing Member

BISON CAPITAL EQUITY PARTNERS II-B, L.P.

By: BISON CAPITAL PARTNERS II, LLC, its general partner

By:	/s/ Douglas B . Trussler
Name: Douglas B. Trussler
Title: Managing Member

THE CENTER FOR WOUND HEALING, INC.

By:	/s/ Andrew G. Barnett
Name: Andrew G. Barnett
Title: Chief Executive Officer

Exhibit A

Merger Default and Name Change Default

Credit Parties Organized under the laws of the State of Delaware

Credit Party merged into Atlantic Associates LLC:
New York Hyperbaric & Wound Care Centers LLC

Atlantic Associates LLC has been renamed CFWH (Delaware), LLC

Credit Parties Organized under the laws of the State of Massachusetts

Credit Party merged into Massachusetts Hyperbaric, LLC:
Lowell Hyperbaric, LLC

Massachusetts Hyperbaric, LLC has been renamed CFWH (Massachusetts), LLC

Credit Parties Organized under the laws of the State of New Jersey

Credit Parties merged into NJ Hyperbaric LLC:
JFK Hyperbaric LLC
Muhlenberg Hyperbaric LLC
South Ocean County Hyperbaric LLC
Trenton Hyperbaric LLC

NJ Hyperbaric LLC has been renamed CFWH (New Jersey) LLC

Credit Parties Organized under the laws of the State of New York

Credit Parties merged into Atlantic Hyperbaric LLC
CEF Products LLC
South Nassau Hyperbaric, LLC
South N Hyperbaric LLC
Maimonides Hyperbaric LLC

Atlantic Hyperbaric LLC has been renamed CFWH (New York) LLC

Credit Parties Organized under the laws of the State of Pennsylvania

Credit Party merged into CMC Hyperbaric LLC:
Scranton Hyperbaric, LLC

CMC Hyperbaric LLC has been renamed CFWH (Pennsylvania), LLC

Exhibit B

EBITDA Covenant Default

The Company’s Consolidated Adjusted EBITDA  for the trailing twelve months ended March 31, 2010 was $$4,473,577, which failed to comply with the minimum requirement of $7,000,000 for such period.

Exhibit C

Consolidated Leverage Ratio Covenant Default

The Company’s Consolidated Leverage Ratio  for the trailing twelve months ended March 31, 2010 was 6.21, which failed to comply with the maximum permitted Consolidated Leverage Ratio of 4.50 for such period.

Exhibit D

Consent of Guarantors

See attached.